ThinOptics, Inc.

ANNUAL REPORT

1620 Carneros Meadows Lane
Sonoma, CA 94536
8444844667
https://www.thinoptics.com/

This Annual Report is dated April 6, 2026.

BUSINESS

ThinOptics, Inc. was incorporated on December 1, 2010 under the laws of the State of Delaware and began operations in 2015.

We are a manufacturer and retailer of ultra-light and compact reading glasses and sunglasses that fit on the back of any Smart Phone which customers can easily carry with them at all times. The company offers many options of the thinnest, lightest eyeglasses direct to customers on its website and through third-party retailers like Amazon. With our patented "Always With You" technology we developed thin, comfortable reading glasses that fit on the back of any Smart Phone, which consumers can easily and safely carry with them anywhere.

Previous Offerings

Type of security sold: Warrant (10 year warrants as a $.75 exercise price)
Final amount sold: $2,021,578.50
Use of proceeds: Working capital, including payment of director, officer and employee salaries.
Date: March 27, 2020
Offering exemption relied upon: 506(b)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

The company generates revenues from the sale of its products: glasses and related products.

Year ended December 31, 2024 compared to year ended December 31, 2015

Revenue

The company's gross revenues for the year ended December 31, 2025 were $12,385,581, a 1% decrease from $12,551,341 in 2024. The company's revenues were primarily derived from the sale of glasses and related products.

Cost of Goods

Cost of goods primarily consists of cost of inventory, storage costs, and shipping and handling costs as well as refunds and discounts. Cost of goods sold in 2025 was $5,121,875, a 9% increase from $4,684,367 in 2024, primarily due to change in product mix and effects of tariffs. Gross profit (revenues less the cost of producing those revenues) in 2025 was $7,263,707, a decrease from $7,866,975 in 2024 of 8%.

Our gross margins were 59% in 2025 down from 63% in 2024.

Operating Expenses

The company's operating expenses consist of cost of general and administrative, payroll, and sales and marketing. Operating expenses in 2025 amounted to $6,062,468 a 2% increase from $5,927,894 in 2024. The primary components of this increase were due to:

a $237,334 increase of payroll expenses

Other expenses primarily consist of depreciation and interest related. Other expenses amounted to $226,473 in 2025, a 15% decrease from $265,710 in 2024.

Net Income/Loss

As a result of the foregoing factors, the company's net loss for 2025 was $687,746, a decrease of 377% from a net gain of $248,567 in 2024.

Historical results and cash flows:

Since the end of the period covered by the financial statements, our revenues have increased year over year by 48%, due to improved marketing strategies in our sales channels.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 1218000.

Debt

Creditor: Uncapped Working Capital Loan
Outstanding balance: $218,333.31
Interest rate: 4%
Material terms: Amount Owed: $524,000(as of 09/03/2025)

Creditor: Merrill Lynch LMA
Outstanding balance: $136,356.72
Interest rate: 8%
Material terms: Amount Owed: $200,000 (as of 07/03/2025)

Creditor: U.S. Small Business Association (EIDL Loan)
Outstanding balance: $136,499.23
Interest rate: 3.75%
Material terms: Amount Owed: $150,000 (9/25/2020)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gadi Ponte

 Gadi Ponte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO & CoFounder
• Dates of Service: June 2020 — Present
• Responsibilities: Gadi is part of ThinOptics leadership overseeing the operations, products innovation, the international sales and became CEO in June 2020.

Name: Wendy Barnao

 Wendy Barnao's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP Finance and Administration
• Dates of Service: January 2015 — Present
• Responsibilities: Wendy started in the very early days of ThinOptics and fast-tracked her way from a part time consultant to the VP of Finance and Administration and currently serves as our CFO and is responsible for our financial operations.

Name: Sam Tramiel

 Sam Tramiel's current primary role is with Tramiel Capital, Inc.. Sam Tramiel currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: October 2010 — Present
• Responsibilities: Assess and assist with overall strategy of the company.

Other business experience in the past three years:

• Employer: Tramiel Capital, Inc.
Title: Partner
Dates of Service: January 1996 — Present
Responsibilities: Partner in a real estate company.

Name: James Chiboucas

 James Chiboucas's current primary role is with KBS Realty Advisors. James Chiboucas currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: March 2019 — Present
• Responsibilities: Assess and assist with the overall strategy of the company.

Other business experience in the past three years:

• Employer: KBS Realty Advisors
Title: Vice Chairman and Chief Legal Officer
Dates of Service: January 1992 — Present
Responsibilities: As vice chairman and chief legal officer of KBS, Mr. Chiboucas is responsible for strategic planning and all legal affairs regarding the real estate investment operations of the company. He also manages the legal counsel retained to provide legal services for the company. He also assists with the establishment of the various KBS funds and manages their registration with the various regulatory agencies including the SEC and FINRA. Mr. Chiboucas has extensive board of director experience, currently serving on three private company boards as well as participating in the five public company boards advised by KBS.

Name: Frederic Mayerson

 Frederic Mayerson's current primary role is with Maywic Select Investments / The Frederic H. Mayerson Group. Frederic Mayerson currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: October 2010 — Present
• Responsibilities: Assess and assist with the overall strategy of the company.

Other business experience in the past three years:

• Employer: Maywic Select Investments / The Frederic H. Mayerson Group
Title: Founder, Chairman and Managing General Partner / Founder and Principal
Dates of Service: October 2015 — Present
Responsibilities: Maywic Select Investments is a venture firm focusing on growth companies and The Frederic H. Mayerson Group is a diversified investment firm. For the last 35 years, Mr. Mayerson has been involved in ventures focusing on consumer goods, communications, restaurants, toys and juvenile products, outsourcing, and corporate services. Throughout his career he has served on a number of Boards, public and private – including Peloton, Chi-Chi's Mexican Restaurants, Build-a-Bear Workshop, ITC Telecom (sold to NYSE: Williams Group), Cap Toys (sold to NASDAQ: Hasbro), and others.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Stock
Stockholder Name: James Chiboucas
Amount and nature of Beneficial ownership: 4,936,801
Percent of class: 10.296%

Title of class: Preferred Stock
Stockholder Name: Maywic Select Investments
Amount and nature of Beneficial ownership: 4,660,621
Percent of class: 9.395%

Title of class: Preferred Stock
Stockholder Name: Sam Tramiel
Amount and nature of Beneficial ownership: 4,291,575
Percent of class: 8.167%

RELATED PARTY TRANSACTIONS

There are no related party transactions.

OUR SECURITIES

Terms of the securities of the Company
As of December 31, 2022, ThinOptics, Inc. (the "Company") has authorized (i) 60,000,000 shares of Common Stock, $.001 par value per share ("Common Stock"), 5,365,751 of which are issued and outstanding, and (ii) 38,237,768 shares of Preferred Stock ("Preferred Stock"), $.001 par value per share, of which (A) 7,250,000 shares are designated Series 1 Preferred Stock, 4,475,189 of which are issued and outstanding, (B) 1,068,610 shares are designated Series 2A Preferred Stock, 1,068,370 of which are issued and outstanding, and (C) 29,919,158 shares are designated Series 2B Preferred Stock, 29,218,962 of which are issued and outstanding.
Common Stock
General

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Election of Directors

The holders of Common Stock shall exclusively and as a separate class vote for one director of the Company (who shall be the Chief Executive Officer of the Company), the holders of shares of Series 1 Preferred Stock shall exclusively and as a separate class vote for one director of the Company and the holders of shares of Series 2B Preferred Stock shall exclusively and as a separate class vote for two directors of the Company. The holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of directors of the company. Further, certain holders of Common Stock and Preferred Stock are subject to the Voting Agreement, see "Voting Agreement" below.

Dividend Rights

Subject to preferences of the outstanding Preferred Stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, or a deemed liquidation event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, holders of shares of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive or conversion rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

Preferred Stock

The information below pertains to all series of Preferred Stock.

Dividend Rights

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Company, out of any assets at the time legally available therefor, at the Dividend Rate specified for such series of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Company in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated and all declared dividends on the Preferred Stock have been paid. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock. "Dividend Rate" shall mean: (i) an annual rate of $0.0533 per share for the Series 1 Preferred Stock; (ii) an annual rate of $0.0142 per share for the Series 2A Preferred Stock; and (iii) an annual rate of $0.0142 per share for the Series 2B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization (a "Recapitalization") with respect to each series of Preferred Stock, as applicable). In any calendar year, after receipt of the dividends described above, the holders of Preferred Stock shall not participate in any other dividends of the Company.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event (as defined in the Company's Amended and Restated Certificate of Incorporation), the holders of shares of Series 2A Preferred Stock and Series 2B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series 1 Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to (i) with respect to the Series 2A Preferred Stock, the greater of (A) the Series 2A Original Issue Price, plus any dividends declared but unpaid thereon, or (B) such amount per share as would have been payable had all shares of Series 2A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series 2A Liquidation Amount"); and (ii) with respect to the Series 2B Preferred Stock, the greater of (A) the Series 2B Original Issue Price, plus any dividends declared but unpaid thereon, or (B) such amount per share as would have been payable had all shares of Series 2B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series 2B Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series 2A Preferred Stock and Series 2B Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series 2A Preferred Stock and Series 2B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes hereof, (x) the "Series 2A Original Issue Price" shall mean $0.3541 per share, subject to appropriate adjustment in the event of any

Recapitalization with respect to the Series 2A Preferred Stock; and (y) the "Series 2B Original Issue Price" shall mean $0.3541 per share, subject to appropriate adjustment in the event of any Recapitalization with respect to the Series 2B Preferred Stock.

After the payment in full to the holders of shares of Series 2A Preferred Stock and Series 2B Preferred Stock as set forth above, the holders of shares of Series 1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to, with respect to the Series 1 Preferred Stock, the greater of (A) the Series 1 Original Issue Price, plus any dividends declared but unpaid thereon, or (B) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series 1 Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full to the holders of shares of Series 2A Preferred Stock and Series 2B Preferred Stock, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series 1 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series 1 Preferred Stock shall share ratably in any distribution of the assets available for distribution to them in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes hereof, the "Series 1 Original Issue Price" shall mean $1.33333 per share, subject to appropriate adjustment in the event of any Recapitalization with respect to the Series 1 Preferred Stock.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

Election of Directors

See "Common Stock – Election of Directors" above.

Protective Provisions

At any time when at least 20,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any Recapitalization with respect to the Preferred Stock) are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

· amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company in a manner that adversely alters or changes the rights, preferences or privileges of the Preferred Stock;

· increase or decrease the authorized number of shares of Preferred Stock or Common Stock of the Company;

· create, or authorize the creation of, any additional class or series of capital stock having rights, preferences or privileges senior to the outstanding shares of Preferred Stock;

· effect any merger or consolidation or any other deemed liquidation event (e.g., merger or sale of the Company), or consent to any of the foregoing;

· purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

· effect the transfer of the material assets of the Company to any person, or consent to the foregoing; and

· liquidate, dissolve or wind-up the business and affairs of the Company.

Optional Conversion Rights

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing Series 1 Original Issue Price, Series 2A Original Issue Price or Series 2B Original Issue Price, as applicable, by the Series 1 Conversion Price, Series 2A Conversion Price, or Series 2B Conversion Price (each as defined below), respectively, in effect at the time of conversion. The "Series 1 Conversion Price" shall initially be equal to $1.33333. The "Series 2A Conversion Price" shall initially be equal to $0.3541. The "Series 2B Conversion Price" shall initially be equal to $0.3541. Such initial Series 1 Conversion Price, Series 2A Conversion Price, and Series 2B Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in the Company's Amended and Restated Certificate of Incorporation.

Mandatory Conversion

Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $4.00 per share (subject to appropriate adjustment in the event of any Recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25 million of gross proceeds to the Company or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock, then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate. and (ii) such shares may not be reissued.

 Anti-Dilution Protections

Holders of Preferred Stock are entitled to weighted average anti-dilution protections.

Waivers

Any of the rights, powers, preferences and other terms of the Preferred Stock set forth in the Certificate of Incorporation may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding.

Other Rights
Certain holders of the outstanding shares of Preferred Stock are party to a Voting Agreement and Investors' Rights Agreement. For a description of those agreements please refer to the summary description below.

Series 2A Preferred Stock
In addition to the rights and obligations applicable to all holders of Preferred Stock described above, holders of Series 2A Preferred Stock are subject to an irrevocable proxy, as set forth in the Subscription Agreement to which each such holder is a party. The proxy allows the Company's CEO to vote their shares on all matters submitted to a vote of the stockholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series 2A Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series 2A Preferred Stock. (See subscription agreement for details).

Voting Agreement
Certain holders of Common Stock and all of the holders of Preferred Stock, other than holders of Series 2A Preferred Stock, are parties to a voting agreement which provides for among other things, the composition of the Board of Directors and Drag-Along Rights.
Board Composition
The voting agreement provides that the size of the board shall be set at five unless otherwise determined by the board. Each party to the Voting Agreement agrees to vote all shares owned by such person to elect the following persons to the Board:
-        As a Common Director, the Company's Chief Executive Officer, which since December 31, 2022 has been Gadi Ponte (the "CEO Director"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the stockholders shall promptly vote their respective shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;
-        As a Series 1 Preferred Director, one (1) individual designated by Sam Tramiel for so long as he owns (directly or indirectly) at least a majority of the shares of Preferred Stock held by him (directly or indirectly) on the date of the agreement, which since December 31, 2022 has been Sam Tramiel;
-        As a Series 2B Preferred Director, one (1) individual designated by Jim Chiboucas for so long as he owns at least a majority of the shares of Preferred held by him on the date of the agreement, which since December 31, 2022 has been Jim Chiboucas;
-        As a Series 2B Preferred Director, one (1) individual designated by MAYWIC Select Investments II L.P. for so long as it owns at least a majority of the shares of Preferred Stock held by it on the date of the agreement, which since December 31, 2022 has been Frederic Mayerson; and

- As an additional director, one (1) individual not otherwise an affiliate of the Company or of any Investor who is mutually acceptable to the other members of the Board, which since December 31, 2022 has been vacant.

Drag-Along Provision

The stockholders that are parties to the Voting Agreement agreed that if holders of at least a majority of the Company's Common Stock converted or convertible from the Company's Preferred Stock approve a sale of the company or a deemed liquidation event, then such stockholders will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights, and deliver any documentation or take other actions reasonably requested by the Company or the other holders in connection with the transaction.

Amended and Restated Investors' Rights Agreement

Certain holders of Common Stock and all of the holders of Preferred Stock, other than holders of Series 2A Preferred Stock, are parties to the Amended and Restated Investors' Rights Agreement with the Company. Following is a brief summary of certain provisions of the Investors' Rights Agreement:

Registration Rights

The Company has granted certain investors registration rights. Registration on Form S-1 can be requested at any time after the earlier of five years after the date of the Investors Rights Agreement or six months after the effective date of the registration statement for the IPO, by holders of securities representing more than 20% of the "Registrable Securities" (generally, Common Stock issuable or issued upon conversion of the Preferred Stock; and any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as, held by parties to Investors Rights Agreement) with respect to a number of Registrable Securities having an anticipated offering price, net of underwriting discounts and commissions, of at least $5 million. Under certain limited circumstances the company can delay the registration. Investors are also granted registration rights on Form S-3.

Registration Rights shall terminate with respect to holders upon the earlier of the following: (i) the closing of a Deemed Liquidation Event (as such term is defined in the Company's Amended and Restated Certificate of Incorporation); (ii) as such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration (e.g., securities sold under this offering will be freely transferable after one year); and (iii)the third anniversary of the IPO.

Information Rights

Major Investors are generally entitled to information rights, including annual and quarterly financial statements and annual budgets as well as inspection rights. The Company has also granted such information rights to Tadmor Shalon, a founder of the Company.

A "Major Investor" means any Investor that, individually or together with such Investor's affiliates, holds at least 3,000,000 shares of Registerable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification).

Right to Participate

Major Investors have a right to participate if the Company proposes to offer or sell any new securities offered by the Company, subject to certain exceptions.

What it means to be a minority holder

As a minority holder of Series 2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series 2 Preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series 2 Preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series 2 Preferred shares in the amount of up to $2 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your

ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series 2 Preferred Shares. Interest on debt securities could increase costs and negatively impact operating results. Certain preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series 2 Preferred Shares. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The preferred stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We compete directly with larger national, regional and local retailers, including other optical retail chains and larger internet-based retailers. Some of our competitors are larger companies and have greater financial and operational resources, greater brand recognition and broader market penetration than we do. As a result, they may be able to engage in extensive and prolonged price promotions or otherwise offer competitive prices, which may adversely affect our business. They may also be able to spend more than we do for advertising. We may be at a substantial disadvantage to larger competitors with greater economies of scale. If our costs are greater compared to those of our competitors, the pricing of our products and services may not be as attractive, thus depressing sales or the profitability of our products and services. Our competitors may expand into markets in which we currently operate and we remain vulnerable to the marketing power and high level of customer recognition of these larger competitors and to the risk that these competitors or others could attract our customer base. We may not continue to be able to successfully compete against existing or future competitors. Our inability to respond effectively to competitive pressures, improved performance by our competitors and changes in the retail markets could result in lost market share and have a material adverse effect on our business, financial condition and results of operations.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 8 patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ThinOptics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ThinOptics could harm our reputation and materially negatively impact our financial condition and business.

Our company's income fluctuates and there is no guarantee that we will maintain our income growth.
The company has been receiving revenues since 2015. We experienced some revenue growth for a couple of years and in the last fiscal year, the company broke even on an EBIDTA basis. However, we have experienced significant losses and our revenues depend on factors outside our control that may affect our business and operations. There is no guarantee that we will be able to maintain our current rate of growth or pay dividends to the investors in this offering.

The auditor has issued included a "going concern" note in the audited financials.

The company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Our e-commerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.

As an e-commerce retailer, we encounter risks and difficulties frequently experienced by internet-based businesses. The successful operation of our e-commerce business as well as our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our e-commerce business include:

• uncertainties associated with our websites including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, inadequate system capacity, computer viruses, human error, security breaches, legal claims related to our website operations and e-commerce fulfillment;
• disruptions in telephone service or power outages;
• reliance on third parties for computer hardware and software, as well as delivery of merchandise to our customers;
• rapid technology changes;
• credit or debit card fraud and other payment processing related issues;
• changes in applicable federal, state and international regulations;
• liability for online content;
• cybersecurity and consumer privacy concerns and regulation; and
• natural disasters or adverse weather conditions.

Our online sales also expose us to broader applicability of regulations, as well as additional regulations, such as the marketing requirements under the FDA, rules relating to registration of internet sellers, certain requirements under the Treasury Department's OFAC, FCPA, anti-money laundering and trade sanction laws and similar anti-corruption, anti-bribery and international trade laws. Problems in any of these areas could result in a reduction in sales, increased costs, sanctions or penalties and damage to our reputation and brands.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not increase sales or attract customers. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position. If we are unable to allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers' orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers regardless of the ultimate sales channel or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected.

Our and our vendors' systems containing personal information and payment card data of our retail store and e-commerce customers, employees and other third parties, could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation.

We collect, process and store sensitive and confidential information, including our proprietary business information and that of our customers, employees, suppliers and business partners. The secure processing, maintenance and transmission of this information is critical to our operations. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across our business. For instance, as an eye care provider, we could be forced, in the event of a data breach, to report the breach not only to affected customers, but also to various public agencies and media outlets, potentially harming our reputation and our business. In addition, our customers and employees have a high expectation that we will adequately protect their personal information from cyber-attack or other security breaches. Our systems and those of our third-party service providers and business partners may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors or other similar events. If unauthorized parties gain access to our networks or databases, or those of our third-party service providers or business partners, they may be able to steal, publish, delete, use inappropriately or modify our private and sensitive third-party information including personal health information, credit card information and personal identification information. In addition, employees may intentionally or inadvertently cause data or security breaches that result in unauthorized release of personal or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations. Like most corporations, the company's systems are a target of attacks. There can be no assurance that such incidents will not have a material adverse effect on us in the future. Any such breach, attack, virus or other event could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our financial condition, results of operations and reputation.

Further, if we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could adversely affect our retail operations. As privacy and information security laws and regulations change, we may incur additional compliance costs.

Any failure, inadequacy, interruption, security failure or breach of our information technology systems, whether owned by us or outsourced or managed by third parties, could harm our ability to effectively operate our business and could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our information technology systems for many functions across our operations, including managing our supply chain and inventory, processing customer transactions, allocating lens processing jobs to the appropriate laboratories, our financial accounting and reporting, compensating our employees and operating our website. Our ability to effectively manage our business and coordinate the sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. Such systems are subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, security breaches, acts of war or terrorist attacks, fire, flood and natural disasters. Our servers could be affected by physical or electronic break-ins, and computer viruses or similar disruptions may occur. A system outage may also cause the loss of important data. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages.

In addition, we may have to upgrade our existing information technology systems from time to time in order for such systems to withstand the increasing needs of our expanding business. We rely on certain hardware, telecommunications and software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. We also depend on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We could be required to make significant capital expenditures to remediate any such failure, malfunction or breach with our information technology systems. Further, additional investment needed to upgrade and expand our information technology infrastructure will require significant investment of additional resources and capital, which may not always be available or available on favorable terms. Any material disruption or slowdown of our systems, including those caused by our failure to successfully upgrade our systems, and our inability to convert to alternate systems in an efficient and timely manner could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our marketing, advertising and promotional efforts. If we are unable to implement them successfully, or if our competitors are more effective than we are, it could have a material adverse effect on our business, financial condition and results of operations.

We use marketing and promotional programs to encourage purchases by our customers. If we fail to successfully develop and implement marketing, advertising and promotional strategies, we may be unable to achieve and maintain brand awareness, and customer traffic to our websites may be reduced. Changes in the amount and degree of promotional intensity or merchandising strategy by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. If the efficacy of our marketing or promotional activities declines or if such activities of our competitors are more effective than ours, or if for any other reason we lose the loyalty of our customers, it could have a material adverse effect on our business, financial condition and results of operations.

Our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers' demands without allowing those levels to increase to such an extent that the costs to hold the goods unduly impacts our financial results. If our buying and distribution decisions do not accurately predict customer trends or spending levels in general or if we inappropriately price products, we may have to take unanticipated markdowns and discounts to dispose of obsolete or excess inventory or record potential write-downs relating to the value of obsolete or excess inventory. Conversely, if we underestimate future demand for a particular product or do not respond quickly enough to replenish our best performing products, we may have a shortfall in inventory of such products, likely leading to unfulfilled orders, reduced revenue and customer dissatisfaction.

The company will depend upon strategic relationships to expand its business.

The company intends to expand its business to other locations. In order to successfully execute our business plans, we need to establish strategic relationships with companies and individuals whose business plans align with outs. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a successful collaborations on acceptable terms, it may not be able to expand its business and generate additional revenue in accordance with its current plans.

The lack of available materials or component parts could disrupt or even the company's manufacturing operations. Even if manufacturing operations are not disrupted, increased costs of materials and component parts and supply chain interruptions could adversely affect the Company's financial results.

Third parties supply the company and the company's suppliers with materials for its products. There is a limited supply of these materials in the marketplace at any given time, which can cause the purchase prices to vary based upon numerous market factors. If market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of materials cannot be obtained the Company's financial condition or results of operations could be materially adversely affected. In addition, supply chain interruptions caused by economic or political reasons can hamper the company's business and significantly impact its income and operating result.

Our insurance may be insufficient to protect us from claims or losses.

We maintain insurance coverage with third-party insurers. However, not every risk or liability is or can be protected by insurance, and, for those risks we insure, the limits of coverage we purchase or that are reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. Moreover, there is a risk that commercially available liability insurance will not continue to be available to us at a reasonable cost, if at all. If liability claims or losses exceed our current or available insurance coverage, our business and prospects may be harmed.

The company's results of operations could be adversely affected by a decrease in demand for company products.

If demand for the company's products decreases significantly, the we would be unable to efficiently utilize our capacity, and profitability would suffer. Decreased demand could result from a macroeconomic downturn, or could be specific to the optical industry as a result of social, political, or other factors. If the decrease in demand occurs abruptly, the adverse impact would be even greater.

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The company's business has been specifically negatively affected by the economic lockdowns and disruptions to supply chains across the globe. In recent months, the situation has been improving but the extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

There is no current market for our stock.
The securities being sold in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our stock, including our Series 2 Preferred Stock. These securities may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further transferees will need to be parties to the Voting Agreement and the Investors' Rights Agreement, see "Securities Being Offered" below. Since we have not yet established a trading forum for the Common Stock or Preferred Stock, there will be no easy way to know what these securities are "worth" at any time. Even if we seek a listing on the "OTCQX" or the "OTCQB" markets or another alternative trading system or "ATS," there may not be frequent trading and therefore no market price for the Preferred Stock.

Investors who subscribe for at least 70,000 shares and their transferees will have to subscribe to multiple agreements in order to invest in this offering.
In order to invest in this offering, investors who subscribe for at least 70,000 shares agree to become a party to the Subscription Agreement, (ii) the Amended and Restated Investors' Rights Agreement and (iii) the Amended and Restated Voting Agreement. Further, transferees will be required to become parties to the same agreements as the investor or investors from whom they receive their shares. The requirement that transferees are required to join the agreements may make it more difficult to sell your securities. In addition, the Amended and Restated

Investors' Rights Agreement includes information and observation rights for Major Investors (defined below). To the extent, investors in this offering are in possession of material non-public information, until that disparity in access is rectified, investors be unable to transfer their securities to potential investors who are not party to the agreement. This may further limit the transferability of your securities.

The Series 2 Preferred Stock will vote along-side Series 1 Preferred Stock and Series 2A Preferred Stock. Except as required by law, the Series 1 Preferred Stock, Series 2 Preferred Stock and Series 2A Preferred Stock will vote together on an as converted basis on all matters requiring the approval of the Preferred Stock. However, please note that investor in our offering will be given our CEO the right to vote on their behalf, see "Proxy" below.

You will need to keep records of your investment for tax purposes.
As with all investments in securities, if you sell the Series 2 Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Series 2 Preferred Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Investors who subscribe for at least 70,000 shares and their transferees will be required to vote for certain Directors of the company.
As a condition of participating in the investment, investors who subscribe for at least 70,000 shares and their transferees, will be required to become party to the company's Amended and Restated Voting Agreement, which contains an affirmative obligation to vote their stock to maintain certain individuals on the company's Board of Directors.

Investors who subscribe for at least 70,000 shares and their transferees will be subject to "Drag-Along" provisions in certain instances.
Investors who subscribe for at least 70,000 shares and their transferees will be bound by the Voting Agreement, where holders of Preferred Stock and certain holders of Common Stock may be required to participate in certain future events, including our sale or the sale of significant amount of our assets if (i) a majority of holders of our common stock converted or convertible from our Preferred Stock, and (ii) and our majority of holders of our then outstanding common stock (excluding any common stock converted from Preferred Stock) (the "Electing Holders") approve the transaction action. Our stockholders will be subject to a drag-along provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the company; the sale, lease or transfer of substantially all of the company's assets; or the dissolution or liquidation of the company. If you do not approve the transaction (or series of transactions), the other Electing Holders vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions), you will still be required to participate in the transaction (or series of transactions), see "Securities Being

Offered – Voting Agreement – Drag Along Provision" below. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Investors in our Series 2 Preferred Stock will have to assign their voting rights.

As part of this investment, each investor in our Series 2 Preferred Stock will be required to agree to the terms of the Subscription Agreement. By each such investor's execution of the Subscription Agreement and under the terms thereof, that investor will grant an irrevocable proxy, giving the right to vote its shares of Series 2 Preferred Stock to the company's CEO. That will limit investors' ability to vote their shares of Series 2 Preferred Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen.

The company intends to extend the maturity dates of its outstanding promissory notes through March 2023 and December 2023, as applicable. The holders of such notes need to approve these changes. If we fail to obtain the necessary approvals, the company may be forced to repay the outstanding notes, which could negatively impact its business and the value of your shares.

As described under "Liquidity and Capital Resource" in the company's Form C, the company has issued various promissory notes to finance its activities between 2016 and 2020. All convertible promissory notes with a current maturity date of March 31, 2022 will be extended to March 31, 2023 and interest will continue to accrue through that date. For notes issued in 2019 and 2020 with a current maturity date of December 31, 2022, payments of interest will begin in January 2023, and the notes' maturity dates is to be extended to December 31, 2023. Noteholders need to approve the extensions and new terms. Based on preliminary discussions with certain of the company's noteholders, we believe that the noteholders will approve the changes. However, there is no guarantee that we will be able to obtain all approvals in which case we may be required to repay some of the outstanding notes beginning in March 2022. This may negatively impact our business, cash flows and the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

ThinOptics, Inc.

By /s/ *Gadi Pontte*

Title: CEO and Director

By /s/ *Gadi Pontte*

Name: Gadi Pontte

Title: CEO and Director

By /s/ *Wendy Barnao*

Name: Wendy Barnao

Title: COO

Exhibit A
FINANCIAL STATEMENTS

	As of 12/31/2025
ASSETS	**$3,997,956.74**
Current Assets	**$3,650,720.24**
Bank and Cash Accounts	**$ 987,424.13**
Receivables	**$ 678,893.87**
Current Assets	**$ 1,657,130.01**
Prepayments	**$ 327,272.23**
Total Current Assets	**$ 3,650,720.24**
Plus Fixed Assets	**$ 347,236.50**
Plus Non-current Assets	**$ -**
Total ASSETS	**$3,997,956.74**
LIABILITIES	**$1,184,761.46**
Current Liabilities	**$1,184,761.46**
Current Liabilities	**$ 259,006.35**
Payables	**$ 925,755.11**
Total Current Liabilities	**$ 1,184,761.46**
Plus Non-current Liabilities	**$ -**
Total LIABILITIES	**$1,184,761.46**
EQUITY	**$2,813,195.28**
Unallocated Earnings	**$ 412,013.56**
Current Year Unallocated Earnings	**$ (687,746.04)**
Current Year Earnings	$ (687,746.04)
Current Year Allocated Earnings	$ -
Total Current Year Unallocated Earnings	$ (687,746.04)
Previous Years Unallocated Earnings	**$ 1,099,759.60**
Total Unallocated Earnings	**$ 412,013.56**
Retained Earnings	**$2,401,181.72**
Total EQUITY	**$2,813,195.28**

LIABILITIES + EQUITY   **$3,997,956.74**

Income

400-405 Sales	$	12,385,581.44
410-412 Cost of Revenues	$	(2,451,072.64)
Total Operating Income	$	9,934,508.80
Cost of Revenue		
500-508 COGS	$	4,333,313.85
550-557 Acquisition Costs	$	3,231,702.66
Total Cost of Revenue	$	7,565,016.51
Total Gross Profit	$	2,369,492.29

Expenses

Expenses	$	2,830,765.30
EBITDA	$	(461,273.01)
Depreciation	$	206,259.12
Other Income	$	(20,213.91)
Net Profit	$	(687,746.04)

Balance

Cash and cash equivalents, beginning of pe	**$**	**$ 1,498,000.31**
Net increase in cash and cash equivalents	**$**	**(278,152.02)**
Cash flows from operating activities	**$**	**(542,602.59)**
Advance Payments received from customers	$	0.03
Cash received from operating activities	$	27,915.79
Advance payments made to suppliers	$	324,649.24
Cash paid for operating activities	$	(895,167.65)
Cash flows from investing & extraordinary activ	**$**	**(412,194.95)**
Cash in	$	–
Cash out	$	(412,194.95)
Cash flows from financing activities	**$**	**(6,959.75)**
Cash in	$	0.25
Cash out	$	(6,960.00)
Cash flows from unclassified activities	**$**	**683,605.27**
Cash in	$	14,271,183.74
Cash out	$	(13,587,578.47)
Cash and cash equivalents, closing balance	**$**	**1,219,848.29**

ThinOptics, Inc

Statement of Stockholder's Equity

	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2022	9,162,136	$ 5,390	4,475,189	$ 4,475	$ 4,484,762	$ (12,235,686)	$ (7,741,059)
Issuance of common stock - Start Engine					$ 242,570		$ 242,570
Exercise of Stock Options							
Conversion of notes to Preferred Stock	(3,796,385)	$ (30)	29,987,601	$ 29,988	10,528,800		$ 10,558,758
Net Loss						$ (571,657)	$ (571,657)
Balance, December 31, 2022	5,365,751	$ 5,360	34,462,790	$ 34,463	15,256,132	$ (12,807,343)	$ 2,488,612
Start Engine Stock Adjustment					$ (90,630)		$ (90,630)
Net Income						$ 851,213	$ 851,213
Balance, December 31, 2023	5,365,751	$ 5,360	34,462,790	$ 34,463	15,165,502	$ (11,956,130)	$ 3,249,195
Exercise of Stock Options					$ 2,700		$ 2,700
Net income						$ 248,546	$ 248,546
Balance, December 31, 2024	5,365,751	$ 5,360	34,462,790	$ 34,463	15,168,202	$ (11,707,584)	$ 3,500,441
Exercise of Stock Options					$ 500		500
Net Income						$ (687,746)	$ (687,746)

| Balance, December 31, 2025 | 5,365,751 | $ 5,360 | 34,462,790 | $ 34,463 | $ 15,168,202 | $ (12,395,330) | $ 2,813,195 |

ThinOptics, Inc.
Notes to Financial Statements
December 31, 2025

1. Summary of Significant Accounting Policies

Nature of the Business

ThinOptics, Inc. (the Company) was incorporated in Delaware in 2010. The Company is in the business of design, manufacture, and sale of eyewear products. The Company is headquartered in Sonoma, California.

Revenues and Cost Recognition

The Company recognizes revenue from product sales at the point of sale, including sales taxes, under the accrual method of accounting. Discounts provided to customers are recognized as a reduction in sales as the products are sold, sales tax is recognized as an expense.
Cost of goods sold include the cost of inventory, net of discounts and allowances, storage costs, and shipping and handling costs. Selling, general and administrative costs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less, to be a cash equivalent.

Inventory

Inventory is stated at average cost. As of December 31, 2025, inventory consisted of materials and supplies and finished goods.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of 5 years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized in operations for the period.

Shipping and Handling Costs

Freight billed to customers is considered sales revenue and the related freight costs as a cost of sales.

Research and Development

Research and development expenditures, which are expensed as incurred, totaled $11,900 during the year ended December 31, 2025. Research and development expenditures include the cost of certain patent applications and associated legal costs, which have been deemed by management immaterial to the financial statements taken as a whole.

Advertising

Advertising costs are expensed as incurred. The Company charged $2,993,837 to sales and marketing during the year ended December 31, 2025.

Contingent Liabilities

Contingent liabilities are recorded when it is determined that the outcome of an event is expected to result in a loss that is considered probable and can be reasonably estimated.

Income Taxes

ThinOptics, Inc. is a C corporation and accounts for income taxes in accordance with the asset and liability method of accounting for income taxes prescribed by the FASB ASC 740-10. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At December 31, 2025, the Company has Federal and State net operating loss carryforwards of approximately $11 million that expire beginning in 2034. In years where there are available Federal and State Net Operating Losses (NOL) that exceed net income, only the minimum State tax is computed and reported in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The Company is subject to U.S. federal and California income tax examinations by tax authorities for years after 2020.

2. Concentration of Business Risk

Uninsured Cash Balances

Amounts held in each financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2025 the Company had net uninsured cash balances of approximately $737,000.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of accounts receivable, which represent 17% of the Company's total assets as of December 31, 2025.

Concentrations of credit with respect to trade receivables are limited due to the large number of clients comprising the Company's customer base and historically low credit losses. Accounts receivable are charged off when they are 180 days past due. There is no allowance for doubtful accounts at December 31, 2025.

3. Related Party Transactions

Convertible Notes Payable

During 2016, the Company financed operations with notes payable to various stockholders in the amount of $800,000. In 2017, the Company issued additional notes payable in the amount of $2,575,000. In 2018, the Company issued additional notes payable in the amount of $3,175,000. In 2024, the Company issued additional notes payable in the amount of $20,000. As of December 31, 2024 the Company has a balance outstanding of notes payable of $6,570,000. The notes accrue interest at a rate between 4.00 and 6.00% per annum and matured December 31, 2022. Principal and accrued interest on the notes is convertible into Series 1 Preferred Stock issued in the Company's next round of preferred stock financing in which the Company raises at least $2.0 million. The price per share at the time of conversion will include a 10% discount to the price per share paid by new investors in such financing. The Company accrued $273,063 of interest during 2024, with a net balance outstanding of $1,061,170 as of December 31, 2021.

During 2019 and 2020, the Company issued an additional $1,940,348 in Venture Debt with interest payable at a rate of 12%. The company accrued $276,989 of interest during 2021, with a net balance outstanding of $653,717 as of December 31, 2021.

In 2022, the Company accrued $333,493 in venture debt interest. At December 31, 2022 all outstanding investor notes and venture debt, along with 75% of the accrued interest to date, was converted to preferred stock. At December 31, 2025 there was zero balance in Stockholder notes payable, investor notes payable, venture debt and accrued interest.

Executive Compensation

During 2025, salaries paid to executive officers totaled $552,000.

4. Property and Equipment, net

Property and equipment consist of the following:

		Useful Lives
Furniture and office equipment	$ 11,370	5 years
Machinery and equipment	264,968	5 years
Total Property and Equipment	276,338	
Less: accumulated depreciation	(243,776)	
Net Property and Equipment	$ 32,562	

Depreciation expense charged to operations for the years ended December 31, 2025 was $14,051.

5. Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no such liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

6. Operating Leases

Office Facilities

In July 2017, the Company entered into a long-term operating lease for its facilities in Sonoma, CA that calls for monthly payments of $6,685 (including CAM costs) through December 2023. The lease was renewed for one year with monthly payments of $7,416 ending in December of 2024. The lease was again renewed through February 2025 with monthly payments of $7,696. In 2025 the lease was once again renewed through February 2026 with monthly payments of $7,927.

Rental expense charged to operations for the year ended December 31, 2025 was $34,660.

7. Stock Options Plan

The Company provides a stock options plan to key officers, directors, employees and consultants who meet certain eligibility requirements. The Company has reserved 9,154,783 shares of common stock for issuance under the stock plan. As of December 31, 2025, 7,044,640 shares have been granted under the stock plan at prices of $0.03, $0.10, $0.11, and $0.47 per share.

8. Capital Stock

In 2022 the Company raised capital through a third party resulting in the issuance of common stock worth $242,570.

In 2022 the Company also converted outstanding notes payable and accrued interest from investors into preferred stock, at the rate of the face value of the notes plus 75% of the accrued interest to date. The total value of notes and interest converted to preferred stock was $10,558,758.

The outstanding shares of Series 1 Preferred Stock are convertible in a ratio of 1:1 shares to common stock. All preferred stock has voting rights equal to the number of whole shares of common stock into which the shares of preferred stock are convertible. During 2025, no shares of preferred stock were converted to common stock.

9. Subsequent Events

The Company has reviewed the results of its operations for the period of time from the year ended December 31, 2025 through March 6, 2026, the date the financial statements were available to be issued. It has been determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred which would require disclosure.

I, Gadi Ponte, the CEO of ThinOptics, Inc, hereby certify that the financial statements of ThinOptics, Inc. and notes thereto for the periods ending 12/31/2024 and 12/31/2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

ThinOptics, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 03/06/2026.

_____ (Signature)

_____CEO_____ (Title)

_____03/06/2026_____ (Date)